UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

1180 San Carlos Avenue, #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

May 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,177,411(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,177,411(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,177,411(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 29.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”), (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the total amount of indebtedness outstanding (the “2019 Convertible Note”), including accrued and unpaid interest as of May 10, 2023, under that certain Amended and Restated Loan and Security Agreement, dated as of October 28, 2019 (as it may be further amended, restated or otherwise modified, the “2019 LSA”), by and among the Company, FV, as lender, and the other parties thereto; (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on September 13, 2022 (the “September 2022 Warrant”) in connection with that certain Loan and Security Agreement, dated as of September 13, 2022 (as it may be amended, restated or otherwise modified, the “2022 LSA”), by and among the Company, FV, as lender, and the other parties thereto; and (iv) 10,000,000 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on December 30, 2022 (the “December 2022 Warrant” and together with the September 2022 Warrant, collectively the “2022 Warrants”). As of May 10, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the 2019 Convertible Note in respect of an outstanding principal amount of $50.0 million and 4,182,683 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $12.5 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 Convertible Note bears interest at 6.0% per annum and is currently subject to the payment of Default Interest (as defined below) of an additional 6.0% per annum from and including March 24, 2023 as described herein; interest is not payable until the maturity date of July 1, 2023. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these securities, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these securities.

(2)

The percentage calculation is based on a total of 402,294,667 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2023, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,177,978(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,177,978(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,177,978(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,294,667 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,111(1)
	8	SHARED VOTING POWER 123,773,794(2)
	9	SOLE DISPOSITIVE POWER 61,111(1)
	10	SHARED DISPOSITIVE POWER 123,773,794(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,834,905(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8%(4)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 34,447 shares of Common Stock held by John Doerr, (ii) 15,064 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of May 10, 2023 and (iii) 11,600 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of May 10, 2023.

(2)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, and (viii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC (“Perrara”). John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(3)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 34,447 shares of Common Stock held by John Doerr, (x) 15,064 shares of Common Stock issuable to Mr. Doerr upon exercise of options within 60 days of May 10, 2023, and (xi) 11,600 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of May 10, 2023. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(4)

The percentage calculation is based on a total of 402,321,331 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 15,064 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of May 10, 2023, and (v) 11,600 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of May 10, 2023.

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,177,978(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,177,978(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,177,978(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,294,667 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,520,959(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,520,959(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,520,959(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held directly by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, and (vi) 3,333,333 shares of Common Stock held by Perrara. Barbara Hager, the manager of FV and Clarus, LLC, may be deemed to have sole power to vote and dispose of these securities. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,294,667 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017, as amended by Amendment No. 1 thereto filed on August 28, 2018, Amendment No. 2 thereto filed on July 18, 2019, Amendment No. 3 thereto filed on September 8, 2022, Amendment No. 4 thereto filed on September 15, 2022, Amendment No. 5 thereto filed on January 9, 2023 and Amendment No. 6 thereto filed on March 17, 2023 (collectively and as amended, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 7 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (collectively, the “Reporting Persons”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is supplemented by the following:

Amendment No. 6 to this Schedule 13D filed on March 17, 2023, stated that L. John Doerr had sole voting power and sole dispositive power of 121,219 shares of Common Stock and beneficial ownership of 123,895,013 shares of Common Stock. These amounts incorrectly included 80,000 shares of Common Stock issuable upon the vesting of a restricted stock unit grant made by the Company to Mr. Doerr on August 22, 2022, which is expected to vest in full on August 22, 2023, and excluded 8,292 shares of common stock issuable upon the vesting of a restricted stock unit grant made by the Company to Mr. Doerr on January 20, 2023 which vested in full on March 31, 2023. This Amendment No. 7 corrects these items.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

Forbearance Agreement and Amendment to 2019 LSA, 2022 LSA and Perrara LSA

On May 9, 2023, the Company and certain of the Company’s subsidiaries entered into forbearance agreements (each a “Forbearance Agreement”) with each of FV and Perrara (the “Lenders”), pursuant to which the Lenders agreed to forbear from exercising certain of their respective rights and remedies related to certain payment defaults under the following agreements during the forbearance period: (i) the 2019 LSA (ii) the 2022 LSA, and (iii) the Loan and Security Agreement (the “Perrara LSA”), dated March 10, 2023 (as amended, restated, supplemented or otherwise modified from time to time), by and among the Company, certain subsidiaries of the Company party thereto, and Perrara.

The forbearance period begins on May 9, 2023 and ends on June 23, 2023, subject to certain limited conditions, the occurrence of which would cause the forbearance period to end prior to June 23, 2023.

In exchange for each of the Lenders entering into a Forbearance Agreement, the Company agreed to certain conditions and covenants. In addition, pursuant to the terms of the 2019 LSA, 2022 LSA and the Perrara LSA, default interest (“Default Interest”) accrues during an event of default. The Default Interest rate (i) equals 6.0% per annum under the 2019 LSA and 1.0% per annum under the 2022 LSA and the Perrara LSA and (ii) applies retroactively to the Company’s outstanding indebtedness under such agreements from and after March 24, 2023.

Charging Default Interest increases the amount of unpaid interest under the 2019 LSA and thus increases the number of shares of Common Stock issuable upon conversion of the 2019 LSA.

Among other things, the Forbearance Agreements restrict the Company from: (i) repaying any principal amount owing to DSM Finance B.V. under its loan agreement with the Company, (ii) incurring indebtedness other than certain permitted indebtedness under the 2019 LSA, 2022 LSA and Perrara LSA, and (iii) making investments or acquisitions subject to limited exceptions permitted under the 2019 LSA, 2022 LSA and Perrara LSA.

In addition, the Forbearance Agreements provide certain rights to request reasonable financial, operating and property related data and other information from the Company as well as information from any financial advisors to the Company relating its affairs, finances and businesses. In addition, the Company agreed to provide the lenders with certain cash flow projections on a weekly basis.

The Forbearance Agreements were entered into by the Company and the Lenders to provide additional time for the parties to negotiate and document a resolution between the parties with respect to the certain payment defaults by the Company under the 2019 LSA, the 2022 LSA and the Perrara LSA. If no agreement is reached between the parties, the Lenders will be entitled to exercise any and all of their respective rights and remedies related to such defaults.

Except as set forth above, all other terms, conditions and rights of the 2019 LSA, 2022 LSA, and Perrara LSA and the related transaction documents remain in full force and effect, which were described in the Company’s prior disclosures.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. In addition, the Reporting Persons intend to participate in the management of the Company through representation on the Company’s board of directors (the “Board”). L. John Doerr and Ryan Panchadsaram, a partner at Foris Ventures, serve as members of the Board. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons in discussions with management, the Board, and shareholders of the Company and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; restructurings, reorganizations or recapitalizations of the Company, or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 402,294,667 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

For the purposes of calculating John Doerr’s beneficial ownership only, the percent of class set forth below is based on a total of 402,309,731 based on the Company’s shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 20,863,017 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 15,064 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of May 10, 2023, and (v) 11,600 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of May 10, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	120,177,411	29.9%	120,177,411	0	120,177,411	0
VVT	120,177,978	29.9%	120,177,978	0	120,177,978	0
John Doerr	123,834,905	30.8%	61,111	123,773,794	61,111	123,773,794
Ann Doerr	120,177,978	29.9%	0	120,177,978	0	120,177,978
Barbara Hager	123,520,959	30.7%	123,520,959	0	123,520,959	0

The securities reported herein consist of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 20,863,017 shares of Common Stock issuable upon conversion of the 2019 Convertible Note, including accrued and unpaid interest as of May 10, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 34,447 shares of Common Stock held by John Doerr, (x) 15,064 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of May 10, 2023, and (xi) 11,600 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of May 10, 2023.

As of May 10, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the 2019 Convertible Note in respect of an outstanding principal amount of $50.0 million and 4,182,683 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $12.5 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 Convertible Note bears interest at 6.0% per annum and is subject to the payment of Default Interest of an additional 6.0% per annum as described herein; interest is not payable until the maturity date of July 1, 2023.

(c)	Except as set forth in Item 3 and Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2023

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager